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SECURITIES 04004463 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 2 5 2004 PROCESSING SECTION

SEC FILE NUMBER
8- 51322

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/03_ AND ENDING _12/31/03_

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alaska Capital Management Corp. dba Aurora Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 A Street, Suite 302
_____
(No. and Street)

Anchorage   AK   99501
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cathie Straub   907-272-6622
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hanson, Douglas E.
_____
(Name – if individual, state last, first, middle name)

3400 Spenard Rd., Suite 6   Anchorage   AK   99503
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 6 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Catherine M. Straub___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Alaska Capital Management Corp. dba Aurora Securities___ , as of ___February 19___ , 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Financial Operations Officer
Title

___Annette L. Tracy___
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Report of Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Financial Statements

Year Ended December 31, 2003



DOUGLAS E. HANSON

Certified Public Accountant

3400 SPENARD ROAD, SUITE 6
ANCHORAGE, ALASKA 99503
(907) 276-1710

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Alaska Capital Management Corporation
dba Aurora Securities
Anchorage, Alaska

We have audited the accompanying statement of financial condition of Alaska Capital Management Corporation, dba Aurora Securities as of December 31, 2003, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alaska Capital Management Corporation, dba Aurora Securities at December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 12, 2004

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Financial Condition

December 31, 2003

ASSETS

Current Assets:
Cash $ 25,789
Accounts receivable   4,747
Prepaid expenses   1,761
  Total current assets   32,297

Organizational costs, net of amortization of
 of $11,013   580

  Total assets $ 32,877
                                                             ======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable $ 496
Income taxes payable (note 3)   1,098

  Total current liabilities   1,594

Stockholders' equity:
Common stock, par value $1 per share,
  authorized 1,000 shares; issued and
  outstanding 1,000 shares   1,000
Additional paid in capital   23,000
Retained earnings   7,283
  Total stockholders' equity   31,283

  Total stockholders' equity and liabilities $ 32,877
                                                             ======

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Operations

For the Year Ended December 31, 2003

Revenue:	
Commission income	$ 93,426
Interest income	6
Total revenue	93,432
Expenses:	
Commissions (note 2)	82,700
Regulatory fees and licenses	1,275
Amortization of organizational costs	2,319
Legal and accounting	2,785
Insurance	743
Utilities	423
Office expenses	303
Other	74
Total expenses	90,622
Net income before taxes	2,810
Provision for income taxes:	
Income taxes (note 3)	404
Net income	$ 2,406

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2003

	Common Stock	Paid-in Capital	Retained Earnings
Balance at December 31, 2002	$ 1,000	23,000	4,877
Net income for 2003	-	-	2,406
Balance at December 31, 2003	$ 1,000	23,000	7,283

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Statement of Cash Flows

For the Year Ended December 31, 2003

Cash Flows from Operating Activities:

Net income	$ 2,406
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Amortization	2,319
Increase in accounts receivable	(685)
Decrease in prepaid expenses	(889)
Increase in accounts payable	496
Increase in taxes	265
Net cash provided by operating activites	3,912
Cash at beginning of year	21,877
Cash at end of year	$ 25,789
Income taxes paid during the year	$ 139

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Notes to Financial Statements

December 31, 2003

1. Summary of Significant Accounting Policies

    Alaska Capital Management Corporation, dba Aurora Securities
    (Company) is a registered securities broker dealer. The
    Company was incorporated in Alaska on April 26, 1989. The
    Company was formed to offer a broad range of investment
    management services for the investing public within and
    without Alaska.

    Basis of Accounting
    The accompanying financial statements are prepared on an
    accrual basis of accounting.

    Cash and Cash Equivalents
    The Company considers all highly liquid investments with a
    maturity of three months or less when purchased to be cash
    equivalents.

    Revenue Recognition
    Income is recognized as revenue when all significant services
    have been rendered.

    Use of Estimates
    The preparation of financial statements in conformity with
    generally accepted accounting principles requires management
    to make estimates and assumptions that affect certain report-
    ed amounts and disclosures. Accordingly, actual results could
    differ from those estimates.

    Income Taxes
    The Company utilizes the asset and liability method of ac-
    counting for income taxes, as set forth in Statement of
    Financial Accounting Standards No. 109 (FAS 109), "Accounting
    for Income Taxes". This method requires the recognition of
    deferred tax assets and liabilities for the expected future
    consequences of events that have been recognized in the
    Company's financial statements or income tax returns.
    Deferred income taxes arise primarily from the recognition of
    income and expense on the cash basis for tax purposes.

    Amortization of Organizational Costs
    Organizational costs are amortized on the straight-line basis
    over a period of five years.

Notes to Financial Statements

2. Related Party Transactions
The Company paid $82,700 in commissions to the major share-
holder in exchange for services rendered.

3. Income Taxes
Income taxes are computed as follows:

Expected tax	$ 422
State tax, net of federal tax benefit	23
Adjustment to prior years tax	(41)
Income tax expense	$ 404

The components of the provision for income taxes are as
follows:

	Current	Deferred	Total
Federal taxes	$ 389	631	1,020
State taxes	35	43	78
Total	$ 424	674	1,098

Income taxes paid during 2003 amounted to $139.

SCHEDULE I

SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

December 31, 2003

The Company had no liabilities which were subordinated to claims
of general creditors as of December 31, 2003, and for the year
then ended.

SCHEDULE II

SCHEDULE OF NET CAPITAL

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

BROKER OR DEALER

As of
12/31/2003

1.	Total ownership equity from Statement of Financial Condition		$ 31,283
2.	Deduct ownership equity not allowable for Net Capital		-
3.	Total ownership equity qualified for Net Capital		$ 31,283
4.	Add:		
	A. Liabilities subordinated to claim of general creditors allowable in computation of Net Capital		-
	B. Other (deductions) or Allowable credits (List)		-
5.	Total capital and allowable subordinated liabilities		$ 31,283
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition	2,341	
	B. Secured demand note deficiency	-	
	C. Commodity futures contracts and spot commodities proprietary capital charges	-	
	D. Other deductions and/or charges	-	(2,341)
7.	Other additions and/or allowable credits (List)		-
8.	Net capital before haircuts on security positions		$ 28,942
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractible securities commitments	-	
	B. Subordinated securities borrowings	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	-	
	D. Undue concentrations	-	
	E. Other (List)	-	-
10.	Net Capital		$ 28,942

The difference between the above computation of Net Capital and the Company's computation included in Part IIA of the Form x-17a-5(a) as of December 31, 2003 is due to the accrual of $404 in income taxes payable.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

December 31, 2003

There are no amounts as of December 31, 2003 to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive privisions of rule 15c3-3 under paragraph (k)(1), and thus is exempt from the provisions of rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

December 31, 2003

This schedule is not applicable as of December 31, 2003, since the Company did not hold funds or securities for the account of its customers.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba
AURORA SECURITIES

Report on Internal Control Required
by SEC Rule 17a-5

February 12, 2004



DOUGLAS E. HANSON

Certified Public Accountant

3400 SPENARD ROAD, SUITE 6
ANCHORAGE, ALASKA 99503
(907) 276-1710

Board of Directors
Alaska Capital Management Corporation
dba Aurora Securities
Anchorage, Alaska

In planning and performing our audit of the financial statements
of Aurora Securities (the Company) for the year ended December
31, 2003, we considered its internal control, including control
activities for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on
the financial statements and not to provide assurance on internal
control.

Also, as required by rule 17a-5(g)(1) of the Securities and
Exchange Commission (SEC), we have made a study of the practices
and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered
relevant to the objectives stated in rule 17a-5(g), in the fol-
lowing:

1. Making the periodic computations of aggregate indebtedness
    (or aggregate debits) and net capital under rule 17a-3(11)
    and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verif-
    ications and comparisons, and the recordation of differences
    required by rule 17a-13

3. Complying with the requirements for prompt payment for
    securities under Section 8 of Federal Reserve Regulation T
    of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of
    all fully paid and excess margin securities of customers as
    required by rule 15c-3-3.

The management of the Company is responsible for establishing and
maintaining internal control and the practices and procedures
referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required
to assess the expected benefits and related costs of controls,
and of the practices and procedures referred to in the preceding
paragraph, and to assess whether those practices and procedures
can be expected to achieve the SEC's abovementioned objectives.
Two of the objectives of internal control and the practices and
procedures are to provide management with reasonable but not
absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or
disposition, and that transactions are executed in accordance
with management's authorization and recorded properly to permit

the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

February 12, 2004